NAME OF REGISTRANT: The Timken Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on The Timken Company’s 2025 Proxy Statement:

Adopt Science-Based Emissions Reduction Targets

The Timken Company Symbol: (TKR)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at The Timken Company (hereby referred to as “Timken” or the “Company”) in the 2025 proxy statement asking the Company to adopt independently verified short- and medium-term science-based GHG emissions reduction targets, inclusive of emissions from its full value chain. The Proponent believes taking such action would serve the short- and medium-term interests of the Company by mitigating potential regulatory and reputational risks and helping to meet shareholder expectations.

Resolved: Shareholders request that Timken adopt independently verified short- and medium-term science-based GHG emissions reduction targets, inclusive of emissions from its full value chain.

Supporting Statement: In assessing targets, proponents recommend:

•	Developing a transition plan for achieving Timken’s goals;
•	Utilizing absolute GHG reduction targets in addition to any intensity targets;
•	Drawing upon frameworks, benchmarks and processes developed by credible third parties such as SBTi, IPCC, Transition Plan Taskforce, and Task Force for Climate-Related Financial Disclosures.

RATIONALE FOR A “YES” VOTE

1.	Failure to meet investor expectations – Timken’s current targets are insufficient to address the risks climate change poses to its business and may mislead investors about Timken’s emissions reductions.
2.	Competitive disadvantage, including potential loss of market access – Timken is a laggard compared to industry peers. As customers seek to meet their climate commitments, Timken faces competitive risks.
3.	Regulatory risk – In delaying target setting, Timken may be unprepared to comply with the EU Corporate Sustainability Reporting Directive (CSRD), the European Union Corporate Sustainability Due Diligence Directive (CS3D) and California’s Climate Corporate Data Accountability Act.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

BACKGROUND

In 2024, the Earth’s average temperature exceeded 1.5 °C above pre-industrial levels for the first time.1 Prior to 2024, the International Governmental Panel on Climate Change (IPCC) advised limiting warming to 1.5°C to avoid the worst consequences of climate change. Each 1°C temperature rise will decrease global GDP by 12%.2 With 3°C of warming predicted by the end of the century, the world is set to experience declines in output, capital, and consumption that may exceed 50% by 2100.3

Climate change impacts the financial performance of companies. Morningstar Sustainalytics reports that physical climate risk for worst-case warming scenarios could cost companies approximately $0.45 for every $1 of cumulative operating cash generated from their business activities between now and 2050.4 Climate change also poses transition risks for companies that fail to adapt: the industrial sector will face higher costs and lower profits as carbon prices rise to accelerate the transition to renewable energy.5 This shift may bring additional competitive risks to laggards pushed out by less carbon-intensive alternatives.

The risks climate change poses to companies are systemic, portfolio-wide, and undiversifiable. Given that the overall performance of financial markets determines 75-94% of portfolio returns, the health of the economy is key to the long-term performance of diversified shareholders’ portfolios.6 Therefore, the actions of companies affect not only their businesses, but the financial system as a whole and the overall portfolios of Timken’s diversified investors.

Timken’s existing greenhouse gas (GHG) reduction targets do not adequately address these risks. Its targets encompass a miniscule percentage of its emissions and are misaligned with the requirements set by governments and recommendations of climate scientists. Timken is thus exposing itself to competitive and regulatory risks, as well as failing to safeguard shareholder value.

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1 https://www.nature.com/articles/d41586-025-00010-9

2 https://www.weforum.org/agenda/2024/06/nature-climate-news-global-warming-hurricanes/

3 https://www.theguardian.com/environment/article/2024/may/17/economic-damage-climate-change-report

4 https://www.sustainalytics.com/esg-research/resource/investors-esg-blog/an-analysis-of-financial-losses-and-the-near-term-physical-risks-of-climate-change

5 https://www.rff.org/documents/2705/Carbon_Pricing_103.pdf

6 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (2021)

I.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors increasingly expect companies to effectively mitigate climate risk by setting emissions reduction targets and disclosing plans to achieve them. Timken’s climate targets cover a small percentage of its emissions, and it has disclosed no plan to address the vast majority of its emissions. Timken fails to meet investor expectations by lacking an adequate approach to address its exposure to climate risks.

Corporate actions to reduce climate risk, including verified target-setting, are critical to investors’ ability to reduce volatility and risk in their portfolios.

•	A survey of institutional asset owners and managers averaging above 250 million found that 93% of investors believe climate issues are likely to affect the performance of investments over the next two to five years and 85% analyze the emissions of their investments.[7]
•	Companies with validated emissions reduction targets across their value chains are 1.9 times more likely to experience significant decarbonization benefits.[8]
•	The efficacy of target-setting has led over 10,700 companies to set or commit to set third-party verified GHG reduction targets across their full value chains.[9]

Timken disclosed a goal to reduce its Scope 1 and 2 GHG emissions by 50% per unit of revenue by 2030. The Company has no target to reduce Scope 3 emissions. Yet, value chain Scope 3 emissions often comprise 70 - 90% of a company’s overall carbon footprint,10 and peers that disclose Scope 3 emissions demonstrate that they could account for 90% of a manufacturer’s total carbon footprint.11 Major third-party target verification organizations require targets inclusive of Scope 3 emissions and Scope 3 target-setting has steadily increased across industries between 2019 and 2023.12

Timken’s current targets are misaligned with what stakeholders and experts recommend as necessary to prevent the worst consequences of climate change. The leading third-party target verification organization, the Science Based Targets initiative (SBTi), recommends companies set absolute or sectoral decarbonization targets.13 Timken acknowledges the shortcomings of emissions intensity, noting that it “could experience volatility during both recessions and high growth periods for industrial markets.” This volatility leads to emissions intensity alone being an insufficient metric to measure and demonstrate progress.14

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7 https://www.gsb.stanford.edu/sites/default/files/publication/pdfs/cgri-survey-2024-institutional-investor-survey-sustainability_0.pdf, 4, 6

8 https://www.bcg.com/publications/2024/boosting-bottom-line-reducing-carbon-emissions

9 https://sciencebasedtargets.org/companies-taking-action#dashboard

10 https://www2.deloitte.com/uk/en/focus/climate-change/zero-in-on-scope-1-2-and-3-emissions.html; https://ghgprotocol.org/sites/default/files/2022-12/Scope%203%20Detailed%20FAQ.pdf, p. 2

11 JTEKT Corporation CDP Report, Climate Change 2023

12 https://sciencebasedtargets.org/blog/scope-3-stepping-up-science-based-action; https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/000/386/original/CDP-technical-note-science-based-targets.pdf?1489587578; https://www.bcg.com/publications/2023/why-some-companies-are-ahead-in-the-race-to-net-zero-and-reducing-emssions

13 https://sciencebasedtargets.org/resources/legacy/2017/04/SBTi-manual.pdf

14 https://climate.ec.europa.eu/eu-action/climate-strategies-targets_en; https://www.wri.org/insights/2023-ipcc-ar6-synthesis-report-climate-change-findings

II.	COMPETITIVE DISADVANTAGE, INCLUDING POTENTIAL LOSS OF MARKET ACCESS

Timken lags peers in setting absolute emissions reduction targets inclusive of Scope 3 emissions. Timken cites competition and changing customer preferences as risk factors in its 10-K.15 As competitors continue to surpass Timken’s in sustainability policies and plans, the Company faces an increasing risk of competitive disadvantage.

Timken’s industry peers have committed to full value chain science-based targets with SBTi:

•	Ingersoll Rand, which is more diversified than Timken, has set near-, long-term, and net-zero targets with SBTi.[16]
•	SKF Group, also a mid-cap company like Timken, has also set and set near-, long-term, and net-zero targets with SBTi, respectively.[17]
•	Schaeffler, whose market cap is below Timken’s, has set a near-term target with SBTi.[18]

Timken risks losing market share to companies that will better help customers mitigate climate risk and achieve reduction targets. Timken’s major customers include companies in industrial distribution, automation, agriculture, rail, aerospace, construction, and metals and mining sectors.19 Many of these industries are high-emitting and increasingly required to reduce emissions across their value chain.20

Further, a 2019 study by the CDP found that 43% of Supply Chain program members currently deselect existing suppliers based on their environmental performance, and a further 30% are considering implementing this.21

Over 9% of Timken’s total Company sales in 2023 were made to the wind and solar industry. Most wind and solar company’s life cycle emissions are upstream from its materials and manufacturing, and many of largest renewable energy companies, including Iberdrola22, Ge Vernova23, Canadian Solar24, Vestas25, and Brookfield Renewable26, have Scope 3 emissions reduction targets or net-zero goals.27 Timken reducing Scope 3 emissions is thus critical to its renewable energy customers reaching their targets.

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15 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000098362/ebfdc004-816c-4056-9b17-6b80de7435be.pdf, 4, 9

16 https://www.irco.com/content/published/api/v1.1/assets/CONTCDFC2FFAC9A34CD6988B508BF1DA1F00/native?cb=_cache_e1e2&channelToken=b956c41d34a147378a20fe45435a4ba0, p. 11

17 https://www.skf.com/us/organisation/sustainability/achieving-net-zero

18 https://www.schaeffler-sustainability-report.com/2023/environment/climate-neutrality

19 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000098362/ebfdc004-816c-4056-9b17-6b80de7435be.pdf

20 https://www.mckinsey.com/capabilities/sustainability/our-insights/decarbonizing-the-world-industries-a-net-zero-guide-for-nine-key-sectors

21 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/004/072/original/CDP_Supply_Chain_Report_2019.pdf, 6

22 https://www.iberdrola.com/sustainability

23 https://www.gevernova.com/sustainability/decarbonize

24 https://investors.canadiansolar.com/static-files/749301f5-964c-4ab1-82b3-6f9e9dc74f22, 20

25 https://www.vestas.com/content/dam/vestas-com/global/en/investor/reports-and-presentations/financial/2023/2023-annual-report/Sustainability%20Report%202023.pdf.coredownload.inline.pdf

26 https://bep.brookfield.com/sites/bep-brookfield-ir/files/Brookfield-BEP-IR-V2/2024/bep-sustainability-2023.pdf, 17

27 https://science.feedback.org/wind-turbines-solar-panels-lower-emissions-than-fossil-fuels-overall/

Bottom line, Timken’s current emissions reduction efforts appear incompatible with the climate emissions reduction goals of major purchasers, jeopardizing market access.

III.	REGULATORY RISK

European and American jurisdictions are recognizing the role of companies in reducing total GHG emissions by mandating sustainability reporting, targets, and climate transition plans. In continuing to delay independently verified full value chain emissions reduction targets, Timken may not be prepared to meet forthcoming regulatory requirements in California and the EU.

•	In 2023, the EU adopted the Corporate Sustainability Reporting Directive (CSRD) rule. CSRD requires companies generating revenue above a minimum threshold in the EU, including Timken, to report their climate policies, risks, and Scopes 1 – 3 emissions.[28] Fifteen member states of the EU have already transposed CSRD into their national laws.[29]
•	The EU published the Corporate Sustainability Due Diligence Directive (CS3D) in 2024. It requires companies to produce a climate transition plan and short-term and medium-term targets for their full value chain.[30]
•	California’s Climate Corporate Data Accountability Act was signed into law in 2023 and will mandate reporting on Scopes 1 – 3 emissions. Requirements for emissions reporting will be phased in, with Scope 3 disclosures beginning in 2027.[31]

Scope 3 emissions disclosures are the first step in setting reduction targets. Timken has yet to report on progress toward reaching regulatory compliance for emissions disclosures and is thus ill-prepared to set targets and exposed to regulatory risks for non-compliance.

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28 https://www.ibm.com/think/topics/csrd; https://finance.ec.europa.eu/capital-markets-union-and-financial-markets/company-reporting-and-auditing/company-reporting/corporate-sustainability-reporting_en

29 https://www.ropesgray.com/en/insights/viewpoints/102jple/an-update-on-eu-csrd-transposition-where-do-things-stand

30 https://kpmg.com/xx/en/our-insights/regulatory-insights/progress-on-the-eu-corporate-sustainability-due-diligence-directive.html; https://www.skadden.com/insights/publications/2024/11/preparing-for-the-eu-corporate-sustainability

31 https://www.insideenergyandenvironment.com/2024/10/california-climate-disclosure-laws-compliance-timeline-remains-stable-while-new-amendments-give-state-regulator-more-time-and-flexibility/

IV.	RESPONSE TO OPPOSITION STATEMENT

Timken’s opposition statement improperly identifies its existing GHG reduction targets as sufficient to address the concerns of the proposal. The company asserts that its intensity target is appropriate given its business growth and that accelerating regulatory compliance or additional target-setting is inappropriate.

However, Timken’s current disclosures have a high likelihood of misleading investors. Timken reports a 40% Scope 1 and 2 emissions intensity decrease per million dollars of revenue from 2018 to 2023 while absolute emissions increased by 14% over the same period.32 Emissions intensity targets can be useful in considering emissions reductions alongside economic growth, but only when they are disclosed with absolute emissions reduction targets that provide additional transparency to stakeholders.33

Timken may also benefit from utilizing compliance to increase the rigor and benefits of its current sustainability initiatives.

•	A survey of large global businesses reports decarbonization efforts may yield average net financial benefits of $200 million a year.[34]
•	A CDP report on supply chain engagement found that initiatives to reduce Scope 3 emissions resulted in $13.6 billion in collective savings for companies.[35]

In the first case, companies had already completed foundational actions including full value chain emissions disclosure and target setting. To address climate risk and capitalize on transition opportunities, Timken would be well served to commit to set full value chain emissions reduction targets.

V.	CONCLUSION

Climate change presents physical, competitive, and regulatory risks to Timken’s business. Its current GHG reduction targets are inadequate. To meet investor expectations and ensure shareholder value, Timken should set independently verified short- and medium-term science-based GHG emissions reduction targets, inclusive of emissions from its full value chain.

Shareholders are urged to vote FOR the proposal asking Timken to adopt science-based GHG gas emissions reductions targets from full value chain in order to comprehensively address its climate risk.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

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32 https://www.timken.com/resources/2023-csr-report/

33 https://sciencebasedtargets.org/resources/legacy/2017/04/SBTi-manual.pdf, 26; https://faculty.engineering.ucdavis.edu/jaller/wp-content/uploads/sites/298/2021/06/92021-Jaller-and-Matthews-Can-Carbon-Intensity-Metrics-Help-Achieve-Net-Carbon-Reductions.pdf, 16.

34 https://www.bcg.com/publications/2024/boosting-bottom-line-reducing-carbon-emissions

35 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/007/890/original/CDP_HSBC_Report_2024.pdf?1727343420, 15

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.